*MR

[redacted]

13012626

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number.	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

SEC FILE NUMBER
801-27736

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: International Assets Advisory, LLC

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 South Orange Avenue, #1100
(No. and Street)

Orlando	FL	32801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheri Cuff — 407-254-1515
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Lovelace PA
(Name - *if individual, state last, first, middle name*)

1201 S. Orlando Avenue, Suite 400, Winter Park	Florida	32789-7192
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

DD 3/9/13

OATH OR AFFIRMATION

I, Edward Cofrancesco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or ______, as of December 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDWARD F. CAPUTO
NOTARY PUBLIC
STATE OF FLORIDA
Comm# DD0944778
Expires 12/7/2013

Signature

President

Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL ASSETS ADVISORY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash and cash equivalents		$ 1,361,263
Deposits at clearing brokers		150,000
Securities owned, at fair value		1,790,612
Commissions receivable		233,123
Notes receivable		280,609
Prepaid expenses and other assets		135,702
Property and equipment, net of accumulated depreciation of $167,850		50,886
	TOTAL ASSETS	$ 4,002,195
LIABILITIES		
Commissions payable		$ 805,887
Accounts payable and accrued expenses		28,426
Securities bought short		1,214,405
Deposit due to branch		500,000
Due to affiliates		38,405
	TOTAL LIABILITIES	2,587,123
COMMITMENTS AND CONTINGENCIES AND GUARANTEES		
Subordinated note payable		650,000
MEMBER'S EQUITY		765,072
	TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 4,002,195

The accompanying notes are an integral part of these financial statements.